      `

Exhibit 99.1

July 31, 2019

TSX: SAM

Starcore Provides Update on Operations in Mexico

Vancouver, B.C. – Starcore International Mines Ltd. (TSX: SAM) (“Starcore” or the “Company”) is pleased to present corporate highlights subsequent to its April 30th, 2019 year-end:

Sale of Altiplano

•

As previously disclosed, the Company entered into an agreement covering the sale of its subsidiary, Altiplano Goldsilver S.A. de C.V., which owns the processing facility in Matehuala, Mexico at a price of US$1.6 million (the “Transaction”).

The terms of the Transaction are as follows:

1. A deposit of US$500,000, which deposit has been received by the Company;

2.A payment of US$500,000 on August 31, 2019;

3.A payment of US$200,000 on November 30, 2019;

4.A payment of US$200,000 on February 28, 2020; and

5.A final payment of US$200,000 on May 31, 2020.

The decision to sell Altiplano was put into motion earlier in the year, after it was determined that the ongoing capital requirements for inventory and operations did not justify the continuation of the processing plant’s operations.  Proceeds from the Transaction will be added to working capital.

Cost Reduction Initiatives at the Mine

•

After months of deliberation, the Company has reduced its staff by 125 people at its San Martin Mine in Queretaro, Mexico.  The Company will incur severance costs of approximately $600,000 related to the staff reduction.

•	Effective May 1, 2019, Starcore’s executive officers, namely the CEO, CFO and COO have voluntarily reduced their salaries by 25%.

The Company continues to deliberate other measures that will return the Company to profitability.

About Starcore

Starcore International Mines is engaged in precious metals production with focus and experience in Mexico. This base of producing assets is complemented by exploration and development projects throughout North America. The company is a leader in Corporate Social Responsibility and advocates value driven decisions

Suite 750 – 580 Hornby Street, Box 113, Vancouver, British Columbia, Canada V6C 3B6
Telephone:  (604) 602-4935     e-mail. investor@starcore.com      website:  www.starcore.com

that will increase long term shareholder value. You can find more information on the investor friendly website here: www.starcore.com.

ON BEHALF OF STARCORE INTERNATIONAL
MINES LTD.

Signed “Robert Eadie”
Robert Eadie, President & Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

ROBERT EADIE

Telephone: (604) 602-4935
Facsimile: 1-604-602-4936

The Toronto Stock Exchange has not reviewed nor does it accept responsibility for the adequacy or accuracy of this press release.